JUMPtec®

... always a Jump ahead!

02 JUN -7 [illegible]

JUMPtec® *Industrielle Computertechnik AG • Brunnwiesenstr. 16 • D-94469 Deggendorf*

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02034732

SUPPL

May 21, 2002
MSa

Re: ***JUMPtec AG File No. 82-4989***

Dear Sirs,

enclosed are copies of JUMPtec AG press releases dated May 21, April 26, April 18, March 27, January 15, 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2) b under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information submitted in our original submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Very truly yours,

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

JUMPtec®
Industrielle Computertechnik AG

i.A. Margot Saller
Assistant to the CEO

6/18

Enclosures

Address:
JUMPtec® Industrielle Computertechnik AG
Brunnwiesenstr. 16 • D-94469 Deggendorf
Phone: +49 (0) 9 91/3 70 24-0 • **Fax:** 3 12 75
E-Mail: sales@jumptec.de

Management:
Heinz Iglhaut
Johann Mühlbauer
Marc F. Brown
Chairman of the Board:

Bank Account:
Volksbank Deggendorf
Bank code no.: 741 900 00, Acc.no.: 4 44 66 (€)
Bayerische Hypo- und Vereinsbank Deggendorf
Bank code no.: 741 200 71

TÜV CERT DIN ISO 9001

JUMPtec
... always a Jump ahead!

- COPY -

JUMPtec® *Industrielle Computertechnik AG • Brunnwiesenstr. 16 • D-94469 Deggendorf*

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

May 21, 2002
MSa

***Re:* JUMPtec AG File No. 82-4989**

Dear Sirs,

enclosed are copies of JUMPtec AG press releases dated May 21, April 26, April 18, March 27, January 15, 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2) b under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information submitted in our original submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Very truly yours,

JUMPtec®
Industrielle Computertechnik AG

i. A. Margot Saller
Assistant to the CEO

Enclosures

Address:
JUMPtec® Industrielle Computertechnik AG
Brunnwiesenstr. 16 · D-94469 Deggendorf
Phone: +49 (0) 9 91/3 70 24-0 · **Fax:** 3 12 75

Management:
Heinz Iglhaut
Johann Mühlbauer
Marc F. Brown
Chairman of the Board:

Bank Account:
Volksbank Deggendorf
Bank code no.: 741 900 00, Acc.no.: 4 44 66 (€)
Bayerische Hypo- und Vereinsbank Deggendorf
Bank code no.: 741 200 71

TÜV CERT DIN ISO 9001

Ad hoc release

JUMPtec Industrielle Computertechnik AG, Deggendorf:

- **First-quarter sales rise by 27% to EUR 20.9 million**
- **EBITDA margin of over 10%**
- **87.5% increase in net-profit**
- **Continued positive cashflow**

Deggendorf, May 21, 2002 – For the first quarter of fiscal 2002, JUMPtec Industrielle Computertechnik AG, Deggendorf, reported earnings before interest, taxes, depreciation and amortization (EBITDA) of EUR 2.16 million, which represents an increase of 17.7% on Q1 2001 (EUR 1.83 million). At the same time, sales rose by 26.9% from EUR 16.47 million to EUR 20.91 million. After 8.7% in FY 2001 the EBITDA margin rose to 10.3% in Q1 2002.

First-quarter earnings before interest and taxes (EBIT) amounted to EUR 1.26 million (Q1 2001: EUR 1.09 million). In spite of increased goodwill depreciation, net-profit for the period increased by 87.5% to EUR 0.75 million in Q1 2002 (Q1 2001: EUR 0.40 million). Earnings per share (EPS) increased noticeably to EUR 0.04 after EUR 0.02 in previous year's period.

After all operative cashflow developed extremely positive with EUR 1.44 million (Q1 2001: EUR –4.61 million).

For FY 2002 the company expects a continuation in growth.

The complete quarterly report will be announced at the end of May 2002.

Press contact:
ir@jumptec.de

Ad hoc release

Kontron and JUMPtec sign merger contract

- Assessment of auditors finalised
- Value ratio confirmed of 1 Kontron to 1.53 JUMPtec shares
- Exchange ratio of shares set
- High increase in profits expected

April 26, 2002 - Kontron Embedded Computers AG, Eching and JUMPtec Industrielle Computertechnik AG, Deggendorf, have fixed the share exchange ratio and signed the merger contract to form Kontron AG ("Kontron new") as planned after the extensive assessment process by two auditors was completed. The following share exchange ratios were agreed on: 10 Kontron "old" shares for 11 "new" Kontron shares and 7 JUMPtec shares for 5 "new" Kontron shares. In addition, JUMPtec shareholders receive EUR 0,01739 per JUMPtec share in cash as compensation, the payment sum being rounded up to full euro cents.

Partial share rights may emerge for both JUMPtec and Kontron shareholders as a result of these exchange ratios. Shareholders affected will be informed by their deposit banks as to the regulation of this (purchase or sale of partial rights).

At the major shareholder meetings of the two companies – expected to be held on 19th June for JUMPtec and 3rd July for Kontron – resolutions are to passed on the merger contract. Conditional upon the agreement of the two assemblies, it is expected the world's largest ECT supplier (1400 staff, revenue 2001: EUR 268 million) will be created as of August this year, covering the entire product and supply chain in this sector for the first time. The companies have already identified extensive profit increase potential in their integration teams, and these will be implemented immediately after the merger is effected.

Investor Relations:
Margot Saller, JUMPtec Industrielle Computertechnik AG, 94469 Deggendorf
Tel: +49 (991) 37024902, Fax: +49 (991) 37024107, Email: margot.saller@jumptec.de

For further information:
Dr. Udo Nimsdorf Engel & Zimmermann AG, 82131 Gauting
Tel: +49 (89) 89 35 633, Email: info@engel-zimmermann.de

Ad hoc release

JUMPtec Industrielle Computertechnik AG, Deggendorf:
- Starting into 2002 with strong first quarter sales
- 27% annual growth compared to Q1 2001

Deggendorf, April 18, 2002 - JUMPtec Industrielle Computertechnik AG has reached app. EUR 21 million sales in the first quarter 2002 and has thus achieved 27% growth as compared to Q1 2001 sales. Compared to the previous quarter, Q4 2001, this also represents a quarterly growth of 9%.

Based on the multitude of new projects, especially with the new ETX product family we assume annual growth in sales 2002 of 40%.

Detailed financials of the first quarter 2002 will be published end of May 2002.

Contact: ir@jumptec.de

Ad hoc release

JUMPtec announces figures for 2001:
- **Sales increase by 28.6% to EUR 78.1 million**
- **Rise in earnings in difficult market environment**

Deggendorf, March 27, 2002 – JUMPtec Industrielle Computertechnik AG achieved new record sales in the 2001 financial year despite the extremely difficult market environment. Sales grew by 28.6%, from EUR 60.7 million to EUR 78.1 million. The market success of the ETX family of products which exceeded expectations, in particular contributed to this growth.

Earnings before interest, taxes and depreciation (EBITDA) rose in spite of the tangible decline of the overall economic situation by 4.2% from EUR 6.5 million to EUR 6.8 million. Sales in the second half of the year did not meet expectations. In addition, the development of the subsidiary INSIDE which was EUR 2 million below expectations negatively impacted the EBITDA. After deducting depreciation totalling EUR 3.6 million (2000: EUR 2.2 million) this results in earnings before interest and tax (EBIT) of EUR 3.2 million (2000: EUR 4.3 million). The decline is predominantly due to the depreciation of goodwill that rose to EUR 2.4 million.

Net income for the year before goodwill depreciation achieved a record high of EUR 4.4 million (2000: EUR 3.2 million) in spite of the transferred sales and thus growth of 36.2%. The corresponding result per share was EUR 0.23 after EUR 0.18 in the previous year (+29%).

Net income for the year after goodwill depreciation was EUR 2.0 million (2000: EUR 1.7 million). The result per share was EUR 0.11 and thus 10% higher than the corresponding value of the previous year of EUR 0.10.

The company will announce further details at today's press conference.

JUMPtec overview

	2000	2001	Change
Sales	EUR 60.7 m.	EUR 78.1 m.	+28.6%
EBITDA	EUR 6.5 m.	EUR 6.8 m.	+4.2%
EBIT prior to goodwill depreciation	EUR 5.8 m.	EUR 5.6 m.	-2%
EBIT after goodwill depreciation	EUR 4.3 m.	EUR 3.2 m.	-26.0%
Net income for the year prior to goodwill depreciation	EUR 3.2 m.	EUR 4.4 m.	+36.2%
Net income for the year after goodwill depreciation	EUR 1.7 m.	EUR 2.0 m.	+15.7%
EPS prior to goodwill depreciation	EUR 0.18	EUR 0.23	+29%
EPS after goodwill depreciation	EUR 0.10	EUR 0.11	+10%

Press contact: ir@jumptec.de

Ad hoc release

JUMPtec Industrielle Computertechnik AG, Deggendorf:
- JUMPtec reports sales 2001 of 79 Mio Euro
- Growth forecast of more than 40% for 2002 confirmed

Deggendorf, January 15, 2002 - JUMPtec Industrielle Computertechnik AG Deggendorf Germany has experienced continued growth through the fourth quarter 2001. According to preliminary figures for fiscal year 2001 JUMPtec annual sales have surpassed 79 Mio Euro, representing more than 30% growth over last year's sales of 60.7 Mio Euro. The growth was mainly organic. The fastest growing markets were the US and Asia.

Based on the strong order book JUMPtec expects sales and profit growth of above 40% in 2002. In 2001 orders of more than 98 Mio Euro were signed, thus enabling JUMPtec to enter 2002 with a record order book of 47 Mio Euro.

The complete annual figures for 2001 will be reported end of March 2002.

Contact: ir@jumptec.de